Exhibit 10.1

By Electronic Mail

March 17, 2023

Yalonda Howze

***

***

RE: Offer of Employment

Dear Yalonda:

We are very excited to offer you the position of Chief Legal Officer where you will play an essential role in building Generation Bio’s foundation and long-term business and scientific success. Below are the terms of employment for your review and execution. If these terms are acceptable, please sign and return a copy to us within five business days.

1.	Position: Your initial position with Generation Bio will be as Chief Legal Officer where you will be initially reporting to the Chief Executive Officer. This is a full-time position with a principal workplace at Generation Bio’s headquarters in Cambridge, Massachusetts. The attached job description provides additional details about the position.

2.	Start Date: Your employment will begin on April 5, 2023 (the “Start Date”).

3.	Salary: Generation Bio will pay you a Base Salary of $19,166.67 semimonthly ($460,000 on an annualized basis), payable in accordance with Generation Bio’s standard payroll schedule and subject to applicable deductions and withholdings. This salary will be subject to periodic review and adjustments at Generation Bio’s discretion. Because this is an exempt position, you will not be eligible for any overtime pay.

4.	Bonus: During the term of your employment with Generation Bio, you will be eligible for an annual incentive bonus (“Bonus”) for each fiscal year of your employment with Generation Bio. The amount, terms and conditions of such bonus are to be determined at the sole discretion of the Board of Directors of Generation Bio (the “Board”), and such terms and conditions may be changed at any time with or without notice to you. Your target annual Bonus shall be up to 40% of your annual salary. Your actual Bonus percentage is discretionary and will be subject to Generation Bio’s assessment of your performance as well as the performance of Generation Bio during the applicable fiscal year. Any Bonus payable for the year in which you begin working for the Company shall be prorated based on your Start Date. Payment of the Bonus shall be contingent upon you being employed by Generation Bio as of the last day of the fiscal year in which it was earned. The annual Bonus, if any, shall be paid on or before March 15th of the calendar year following the fiscal year for which such Bonus is earned.

In addition, the Company will pay you a $65,000 one-time bonus within one month of your start date less appropriate payroll taxes. The bonus is deemed fully earned after twelve (12) months of active employment. Should you leave the company for any reason, voluntarily or involuntarily other than due to your termination by the Company without cause or your death, before you have completed twelve (12) months of active employment, 100% of the bonus is required to be repaid. Any repayment must be made on or before your final date of active employment and shall be by certified check to the Company or may be deducted from your final payroll.

5.	Incentive Equity Grant: You will be eligible to participate in the Company’s stock incentive program. Subject to the approval of the Board, you will be granted options to purchase 107,100 shares of Generation Bio’s common stock (the “Options”) and 53,550 Generation Bio restricted stock units (the "RSUs" and together with the Options, the “Equity Grant”). The Options and RSUs subject to the Equity Grant will vest and be subject to the terms and conditions of a written stock option and restricted stock unit agreement, as applicable, which you will be required to sign, and/or the Company’s written stock plan (the “Grant Documents”). The Options shall have an exercise price per share equal to the fair market value of the Company’s common stock at the time of grant, as determined by the Board.

6.	Benefits: You may participate in the benefit programs offered by the Company to its employees, provided that you are eligible under and subject to all provisions of the plan documents that govern those programs. Benefits are subject to change at any time in the Company’s sole discretion. You will also be entitled to paid vacation and sick leave each year in accordance with the terms and conditions set forth in the Company’s policies. You will also be entitled to receive reimbursement for all reasonable business expenses incurred by you in performing your services to the Company in keeping with Company policies. In addition, you may be eligible for other benefits offered by the Company as set forth in the Employee Guide, which can be accessed on the Company’s intranet portal.

7.	Accrued Obligations: If your employment terminates for any reason, including for Cause or as a result of Involuntary Termination, the Company will pay you the Accrued Obligations earned through your last day of employment (the “Separation Date”) on or before the time required by law or applicable policy, except to the extent any such payments would accelerate compensation in a manner inconsistent with compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code").

8.	Severance Benefits: If you are subject to an Involuntary Termination, in addition to the Accrued Obligations, you will be eligible to receive severance benefits as described under Sections 8(A) or (B) below, as applicable (“Severance Benefits”), provided you have: (i) returned all Company property in your possession on or prior to the Separation Date, (ii) resigned as a member of the Board of Directors of the Company (the “Board”) or of any subsidiary of the Company, to the extent you are then a Director of the Company or of any such subsidiary, and (iii) entered into a separation agreement that has become enforceable and irrevocable and includes a general release of all claims you may have against the Company or persons affiliated with the Company and, at the Company’s election, a non-competition covenant (the "Separation Agreement"). Notwithstanding the foregoing, except as set forth in Section 8(B)(iv), no term of this Agreement or the Separation Agreement shall impact or affect in any way your rights with respect to, and the Separation Agreement shall not include a waiver or release of any claims related to: (x) your status as a stockholder or equity holder of the Company or any rights you have under the terms of any equity award agreement between you and the Company, including any claims with respect to any options or other equity awards owned or held by you at the time your employment is terminated, or (y) any rights to indemnification from the Company, pursuant to any applicable governing documents of the Company or any applicable written agreement between you and the Company, rights under ERISA or rights which, as a matter of law, cannot be waived. The Separation Agreement, in a form to be provided to you by the Company, must be executed and become enforceable and irrevocable within 52 days following the Separation Date, or such shorter period of time prescribed by the Company (the date by which the Separation Agreement must become enforceable and irrevocable, the “Prescribed Deadline”). If the Separation Agreement is not executed or is executed but has not become enforceable and irrevocable by the Prescribed Deadline, you shall be entitled to the Accrued Obligations only and not to any Severance Benefits. Any Severance Benefits under either Section 8(A)(i) or 8(B)(i) shall be paid, either in a single lump sum, or begin to be paid in regular installments in each pay period, in the first regular payroll beginning after the Separation Agreement becomes enforceable and irrevocable, provided that if the foregoing 52-day period begins in the year in which your Separation Date occurs and ends in the following year, the Company will not make any payments before the first payroll date falling after the later of (A) January 1 of the year following the year in which your Separation Date occurs and (B) the date on which the Separation Agreement becomes enforceable and irrevocable (the date the Severance Benefits are paid or commence pursuant to this sentence, the “Payment Date”). For clarity, it is at the Company’s option and sole discretion whether to make any such Severance Benefits payments in a single lump sum or through regular payroll payments. If the Company elects to make Severance Benefits payments in installments, then the first installment payroll shall include all amounts that would otherwise have been paid to you between the Separation Date and your receipt of the first payment.

A.	Involuntary Termination Prior to or More than 12 months Following a Change in Control

In the event of your Involuntary Termination prior to or more than 12 months following a Change in Control, you are eligible to receive the following Severance Benefits:

i.	Salary. The Company shall pay you an amount equal to nine (9) months of your base salary as in effect on the Separation Date either in a lump sum or in installments, as set forth in Section 8 above;

ii.	Bonus Payment. The Company may pay you an amount determined by reference to your target annual incentive bonus for the year in which the Separation Date occurs, based on Company and individual performance for such year, as determined by the Board in its sole discretion for the Company as a whole, and pro- rated based on the number of days you were employed by the Company in such year, which payment (if any) will be paid to you in a single lump sum amount on the later of (1) the Payment Date or (2) the date on which bonuses are paid to other executives of the Company but no later than two and one-half (2.5) months following the end of the year in which the Separation Date occurs; and

iii.	Health Insurance. If you are (i) participating in the Company's group health plan immediately prior to the Separation Date and (ii) you timely elect and pay the applicable premium for COBRA health, dental, and/or vision insurance continuation, as applicable, through the Company’s COBRA administrator (currently Sentinel), then the Company will continue to pay to the relevant healthcare carriers for such COBRA coverage the share of the premium the Company would have paid to provide such health, dental, and/or vision coverage for you and your eligible dependents if you had remained employed by the Company for a period ending on the earlier of the date that is nine (9) months following the Separation Date or the date COBRA eligibility ends or the date on which you terminate such COBRA health, dental, and/or vision insurance continuation, as such premiums become due, provided that the Company’s payment for COBRA coverage shall only apply if and while permitted under applicable tax or other laws as nondiscriminatory.

B.	Involuntary Termination On or Within 12 Months Following a Change in Control

In the event of your Involuntary Termination on or within 12 months following a Change in Control (including the one-year anniversary thereof), you are eligible to receive the following Severance Benefits:

i.	Salary. The Company shall pay you a lump sum amount on the Payment Date equal to eighteen (18) months of your base salary as in effect on the Separation Date;

ii.	Bonus Payment. The Company shall pay you a lump sum amount on the Payment Date equal to the greater of (i) one and one-half (1.5) times your target annual incentive bonus amount for the year in which your Separation Date occurs or (ii) your pro-rated target annual incentive bonus amount for the year in which your Separation Date occurs based on the number of days you were employed by the Company in such year;

iii.	Health Insurance. If you are (i) participating in the Company's group health plan immediately prior to the Separation Date and (ii) you timely elect and pay the applicable premium for COBRA health, dental, and/or vision insurance continuation, as applicable, through the Company’s COBRA administrator (currently Sentinel), then the Company will continue to pay to the relevant healthcare carriers for such COBRA coverage the share of the premium the Company would have paid to provide such health, dental and/or vision coverage for you and your eligible dependents if you had remained employed by the Company for a period ending on the earlier of the date that is eighteen (18) months following the Separation Date or the date COBRA eligibility ends or the date on which you terminate such COBRA health, dental, and/or vision insurance continuation, as such premiums become due, provided that the Company’s payment for COBRA coverage shall only apply if and while permitted under applicable tax or other laws as nondiscriminatory; and

iv.	Equity. One hundred percent (100%) of the unvested portion of any then- outstanding Equity Grant shall vest and become fully exercisable or non-forfeitable as of the Separation Date, provided however, that:

a.	no such acceleration shall be effective until the Separation Agreement has become enforceable and irrevocable; and

b.	if the Separation Agreement does not become enforceable and irrevocable, the portions of the Equity Grants that would have vested as a result of this provision shall not vest and shall be treated in accordance with the terms and conditions of the applicable award agreement.

9.	Representation Regarding Other Obligations. Your employment is contingent upon your signing the Company’s Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreement (the “Non-Disclosure Agreement”), a copy of which is enclosed. Further, you hereby represent to the Company that you are not a party to any agreement of any type which may impact or limit your ability to become employed by or perform your job at the Company or which is in any way inconsistent with the terms of this offer letter. You represent and agree that you will not disclose to the Company, use, or induce the Company to use any confidential or proprietary information or material belonging to any current or previous employer or others. Further, you hereby represent that (i) your employment with the Company and this offer letter does not and will not violate or conflict with any obligations you may have to or any agreements you may have with any former employer and (ii) you have provided the Company with all written agreements that describe any continuing post-employment obligations to any former employer.

10.	Taxes
A.	Withholding.

All forms of compensation referred to in this letter are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities and that you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

B.	Payments Subject to Section 409A.

Notwithstanding anything to the contrary in this Agreement, no severance payments that may become due under this Agreement may begin prior to the date of your Separation (determined as set forth below), which may occur on or after the termination of your employment. The following rules shall apply with respect to distribution of the severance payments, if any, to be provided to you under this Agreement, as applicable:

It is intended that each lump sum payment or installment payment (as the case may be) of the severance payments provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Code (“Section 409A”). Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payment(s) except to the extent specifically permitted or required by Section 409A.

If, as of the date of your Separation from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each lump sum payment or installment payment of the severance payment(s) shall be made on the dates and terms set forth in this Agreement.

If, as of the date of your Separation from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

1.	Each lump sum payment or installment payment (as the case may be) of the severance payments due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when your Separation occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth this Agreement; and

2.	Each lump sum payment or installment payment (as the case may be) of the severance payments due under this Agreement that is not described in this Section 10(B) and that would, absent this subsection, be paid within the six-month period following your Separation from the Company shall not be paid until the date that is six months and one day after such Separation (or, if earlier, as soon as practicable following your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your Separation and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service). Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the Separation occurs.

The determination of whether and when your Separation from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h). Solely for purposes of this Section 10, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this letter agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.

11.	Interpretation, Amendment and Enforcement. This offer letter, along with the Non-Disclosure Agreement and the Grant Documents, constitute the complete agreement between you and the Company, contain all the terms of your employment, and supersede any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. The terms of this offer letter and the resolution of any disputes as to the meaning, effect, performance or validity of this offer letter or arising out of, related to, or in any way connected with, this offer letter, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by Massachusetts law, excluding laws relating to conflicts or choice of law. You and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in the Commonwealth of Massachusetts in connection with any Dispute or any claim related to any Dispute.

12.	Vaccination Requirement: This offer is contingent on you being in compliance with Generation Bio’s COVID-19 Vaccination Policy. Employees regularly working onsite at Generation Bio’s facilities are required to be fully vaccinated against COVID-19. “Fully vaccinated” is currently defined as having received both doses of a two-dose vaccine (Pfizer or Moderna) or one dose of single dose vaccine (Johnson and Johnson) plus also having received a COVID-19 booster vaccination if five or more months have elapsed since the final dose of your primary vaccination series. Only vaccines that are FDA authorized or approved at the time of vaccination (including vaccinations authorized for emergency use by the FDA) will be accepted.

On your start date, you will be required to report your vaccination status and provide proof of vaccination (including booster shot(s)) to Generation Bio through the Generation Bio confidential PreworkScreen portal as part of your orientation. All vaccination and testing information will reside solely in the PreworkScreen portal separate from your personnel information and can only be accessed by select individuals in our HR department. If you are unable to be fully vaccinated prior to your start date for any reason or wish to discuss the possibility of a reasonable accommodation based on disability or religious beliefs, please contact us directly at covid@generationbio.com before your start date.

13.	Other Terms. This offer letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at-will, which means that you have the right to terminate your employment relationship with the Company at any time for any reason and the Company has the right to terminate its employment relationship with you at any time for any reason, with or without reason or notice. Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company, except as may be required by, and subject to the conditions set forth in, Section 8. You have the right to consult with counsel before signing this offer letter. This offer is contingent on verification of your right to work in the United States, as demonstrated by your completion of the federal Form I-9 upon hire and your submission of acceptable documentation (as required by the Form I-9) verifying your identity and work authorization within three days of starting employment.

14.	Definitions: The following terms have the meaning set forth below wherever they are used in this letter:

a.	"Accrued Obligations" means: (i) any earned but unpaid base salary as of the Separation Date, (ii) any vested benefits you may have under any employee benefit plan of the Company as of the Separation Date in accordance with the terms of the applicable benefit plan, (iii) any unpaid expense reimbursements accrued prior to the Separation Date for which you have timely submitted appropriate documentation in accordance with Company policy, and (iv) any unpaid but earned bonus approved by the Board for a fiscal year preceding the year in which your employment is terminated.

b.	"Cause" means (i) your material breach of the Non-Disclosure Agreement, (ii) your conviction of, or your plea of "guilty" or "no contest" to, a felony under the laws of the United States or any State, (iii) your gross negligence or willful misconduct in the performance of your duties, (iv) your continuing failure to perform assigned duties after receiving written notification of the failure from the Company, or (v) your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation; provided, however, that "Cause" shall not be deemed to have occurred pursuant to subsection (iii), (iv), or (v) hereof unless you have first received written notice from the Company specifying in reasonable detail the particulars of such grounds and that the Company intends to terminate your employment hereunder for such grounds, and you have failed to cure such grounds to the Company’s satisfaction within a period of thirty (30) days from the date of such notice.

c.	"Change in Control" means the occurrence of any one or more of the following events, in each case only to the extent that such event also constitutes a "change in ownership" of the Company or a "change in the ownership of a substantial part of the Company's assets" for the purposes of Section 409A: (i) the consummation of a merger or consolidation of the Company with any other entity, other than a merger or consolidation in which voting securities of the Company outstanding immediately prior thereto continue to represent more than fifty percent (50%) percent of the total voting power entitled to vote generally in the election of directors: (A) the surviving or resulting corporation; or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation immediately after such merger or consolidation; (ii) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the total voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this subsection (ii), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company or (B) any acquisition by any corporation pursuant to a merger or consolidation which falls within the exception provided in subsection (i) above; or (iii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company.

d.	"Involuntary Termination" means either (i) your Termination Without Cause, or (ii) your Resignation for Good Reason.

e.	"Resignation for Good Reason" means a Separation as a result of your resignation within three (3) months after one of the following conditions has come into existence without your consent: (i) a reduction in your base salary by more than 10% (unless such reduction is part of a broad-based salary reduction program at the Company); (ii) a material diminution of your authority, duties or responsibilities; or (iii) a relocation of your principal workplace by more than forty (40) miles.

A Resignation for Good Reason will not be deemed to have occurred unless you give the Company written notice of the condition within thirty (30) days after the condition comes into existence and the Company fails to remedy the condition within thirty (30) days after receiving your written notice.

f.	“Separation” means a “separation from service,” as defined in the regulations under Section 409A.

g.	"Termination Without Cause" means a Separation as a result of a termination of your employment by the Company without Cause, provided you are willing and able to continue performing services within the meaning of Treasury Regulation 1.409A-1(n)(1).

15.	General Provisions

Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement shall remain be valid and enforceable to the fullest extent permitted under applicable law.

Jurisdiction. You and the Company hereby agree that the state and federal courts in the Commonwealth of Massachusetts shall have the exclusive jurisdiction to consider any matters related to this Agreement, including without limitation any claim of a violation of this Agreement. With respect to any such court action, you submit to the jurisdiction of such courts and you acknowledge that venue in such courts is proper.

Governing Law; Interpretation. This Agreement shall be interpreted and enforced under the laws of the Commonwealth of Massachusetts, without regard to conflict of law principles. In the event of any dispute, this Agreement is intended by the parties to be construed as a whole, to be interpreted in accordance with its fair meaning, and not to be construed strictly for or against either you or the Company or the “drafter” of all or any portion of this Agreement.

Entire Agreement. This Agreement shall be effective as of the date first set forth above. This Agreement constitutes the entire agreement between you and the Company with respect to the subject matter herein. This Agreement supersedes any previous agreements or understandings between you and the Company with respect to the subject matter herein, except for the Non-Disclosure Agreement, which remain in full force and effect.

We are excited about welcoming you to the Generation Bio team. We are eager to add your talent and energy to building a company capable of transforming patients’ lives around the world. This offer is valid for five business days from the date of this letter; we look forward to receiving a response from you acknowledging, by signing below, that you have accepted this offer of employment.

Very truly yours,

Generation Bio Co.
By:	/s/Geoff McDonough
Name:	Geoff McDonough
Title:	Chief Executive Officer

I have read and accept this employment offer

By: /s/ Yalonda Howze

Name: Yalonda Howze

Dated: 3/17/2023